May 7, 2026

Richard Paulson
President and Chief Executive Officer
Karyopharm Therapeutics Inc.
85 Wells Avenue, 2nd Floor
Newton, MA 02459

       Re: Karyopharm Therapeutics Inc.
           Registration Statement on Form S-3
           Filed May 4, 2026
           File No. 333-295533
Dear Richard Paulson:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Alan Campbell at 202-551-4224 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    Craig Hilts